Exhibit 99.2

WIX.COM LTD.

PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
 TO BE HELD ON JUNE 26, 2017
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS (“BOARD”)

The undersigned hereby constitutes and appoints Lior Shemesh and Eitan Israeli and each of them, as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of Wix.com Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on May 22, 2017, at an Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company, at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, on Monday, June 26, 2017 at 3:30 p.m. (Israel time), and at any and all adjournments or postponements thereof on the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders (the “Notice”) and Proxy Statement (the “Proxy Statement”) relating to the Meeting. Each term used herein and not defined shall have the meaning ascribed to such term in the Notice and/or the Proxy Statement.

The undersigned acknowledges receipt of the Notice and the Proxy Statement relating to the Meeting.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to the proposals described below, this proxy will be voted FOR each proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or any and all adjournments or postponements thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
WIX.COM LTD.

June 26, 2017, 3:30 p.m. (Israel time)

Please date, sign and mail
your proxy card in the
envelope provided as soon
 as possible.
↓Please detach along perforated line and mail in envelope.↓

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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS LISTED BELOW

PLEASE BE CERTAIN TO COMPLETE ITEMS 2.1.A AND 2.2.A BELOW AS WELL.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☐

	FOR	AGAINST	ABSTAIN
1. To re-elect the following individuals as Class I directors to serve until the 2020 Annual Meeting of Shareholders. (i) Allon Bloch (ii) Erika Rottenberg	☐ ☐	☐ ☐	☐ ☐
	FOR	AGAINST	ABSTAIN
2.1 To readopt the Company’s Compensation Policy – Executives.	☐	☐	☐
2.1.A. Is the undersigned a “controlling shareholder” and/or possess a “personal interest” (each as defined in the Companies Law) in the approval of Proposal 2.1?	YES ☐	NO ☐
	FOR	AGAINST	ABSTAIN
2.2 To readopt the Company’s Compensation Policy – Directors.	☐	☐	☐
2.2.A. Is the undersigned a “controlling shareholder” and/or possess a “personal interest” (each as defined in the Companies Law) in the approval of Proposal 2.2?	YES ☐	NO ☐

		FOR	AGAINST	ABSTAIN
	3 To increase the annual equity grant of the Chairman of the Board of Directors.	☐	☐	☐
		FOR	AGAINST	ABSTAIN

4. To ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2017.
		☐	☐	☐
To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.